                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                         SCHEDULE TO-I/A (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                                PARIS CORPORATION

                       (Name of Subject Company (Issuer))


                                GERARD M. TOSCANI
                             DOMINIC P. TOSCANI, SR
                                PARIS CORPORATION
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.004 PER SHARE
                         (Title of Class of Securities)


                      (CUSIP Number of Class of Securities)

                             DOMINIC P. TOSCANI, SR.
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                  122 KISSEL ROAD, BURLINGTON, NEW JERSEY 08016
                                 (609) 387-7300


(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Persons)

                                    COPY TO:

                                STEPHEN A. SALVO
                        SALVO, RUSSELL, FICHTER & LANDAU
                             510 TOWNSHIP LINE ROAD
                                    SUITE 150
                          BLUE BELL, PENNSYLVANIA 19422
                            TELEPHONE: (215) 653-0110


                                 MARCH  4, 2002

                        CALCULATION  OF  FILING  FEE

       TRANSACTION  VALUATION*               AMOUNT  OF  FILING  FEE

           $15,313,536                                $3,063
           -----------                                ------


* For purposes of calculating the amount of filing fee only. The amount assumes the purchase of 3,403,008 shares of common stock, par value $0.004 per share (the "Shares"), of Paris Corporation (the "Company"), at a price per share of $4.50. Such number of shares represents all the Shares outstanding as of December 31, 2001 (other than 150,527 shares beneficially held by Gerard M. Toscani), plus 162,300 shares issuable upon exercise of outstanding options to purchase Shares.


[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



Amount  Previously  Paid:  $3,063         Form  or  Registration  No.:  SC TO-I

Filing  Party:  Dominic  P.  Toscani,      Date  Filed:  January  31,  2002
Sr.,  Gerard  M.  Toscani,  Paris
Corporation




[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party  tender  offer  subject  to  Rule  14d-1.

[X]  issuer  tender-offer  subject  to  Rule  13e-4.

[X]  going  private  transaction  subject  to  Rule  13e-3.

[  ]  amendment  to  Schedule  13D  under  Rule  13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO-I filed January 31, 2002 (the "Schedule TO-I") relating to the offer by Paris Corporation, a Pennsylvania Corporation (the "Company"), to purchase any and all outstanding shares of common stock, par value $0.004 per share (the "Shares"), of the Company at a purchase price of $4.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 31, 2002, as amended (the "Offer to Purchase") and in the related Letter of Transmittal, respectively Exhibits (a)(1) and
(a)(2) to this Schedule TO-I/A (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 13 of this Schedule TO-I/A.


ITEM  10.  FINANCIAL  INFORMATION.

The information set forth under "The Tender Offer -- Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference. In addition, the Company's audited financial statements as of September 30, 2001 and September 30, 2000, are included in the Company's Annual Report on Form 10-K for the year ended September 30, 2001, which is incorporated herein by reference. Also, the Company's unaudited financial statements for the three month periods ended December 31, 2000 and December 31, 2001, are included in the Company's Quarterly Report on Form 10-Q for the period ended December 31, 2001, which is incorporated herein by reference.


ITEM  11.  ADDITIONAL  INFORMATION

On March 5, 2002, the Company will issue the press release attached hereto as exhibit (a)(i).


ITEM  12.  EXHIBITS.

(a)(1)  Offer  to  Purchase.*

(a)(2)  Letter  of  Transmittal.*

(a)(3)  Notice  of  Guaranteed  Delivery.*

(a)(4)  Letter  to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(5) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(6)  Letter  to  Shareholders  from  the  Company.*

(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(8) Text of Press Release dated January 10, 2002 issued by the Company (incorporated by reference to the Company's Tender Offer Statement on Schedule TO-C filed on January 10, 2002).

(c) Opinion of Wharton Valuation Associates, Inc., dated November 27, 2001 (Included as Schedule III to the Offer to Purchase filed herewith as Exhibit (a)
(1)).*

(d) Employment Agreement dated November 8, 2001 between Dominic P. Toscani and Paris Corporation.*

(f) Section 1930 and Subchapter D of the Pennsylvania Business Corporation Law (Included as Schedule II to the Offer to Purchase filed herewith as Exhibit
(a)(1)).*

(g)     None.

(h)     None.

(i)      Text  of  Press  Release  dated  March  5,  2002.


*  Previously  filed  by  the  Company on Schedule TO-I, dated January 31, 2002.



                                    SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March  4,  2002




                                  PARIS CORPORATION

                                  By:    /s/   Dominic  P.  Toscani,  Sr.
                                         --------------------------------
                                         Name:  Dominic  P.  Toscani,  Sr.
                                         Title: President  and
                                                Chief  Executive  Officer



                                  By:    /s/  Gerard  M.  Toscani
                                         --------------------------------
                                         Name:  Gerard  M.  Toscani.
                                         Title: Senior  Vice  President

                                 EXHIBIT (A)(13)

        PARIS CORPORATION ANNOUNCES AMENDMENTS TO ITS SELF-TENDER OFFER;

   EXPIRATION DATE OF CASH OFFER AT $4.50 PER SHARE EXTENDED TO MARCH 15, 2002


Burlington, NJ - March 5, 2002 - Paris Corporation (Nasdaq: PBFI), today announced that it will be filing with the Securities and Exchange Commission amendments to the Offer to Purchase relating to the self tender by Paris Corporation for all outstanding shares of its common stock.

The amendments, which are being made in response to SEC comments, may be obtained at the SEC's web site at http://www.sec.gov. Paris Corporation has extended the expiration date of the tender offer from midnight New York City time on Tuesday, March 5, 2002, to midnight New York City time on Friday March 15, 2002 as a result of the filing and in order to respond to any additional comments from the SEC.

Paris Corporation commenced the offer to purchase all outstanding shares of its common stock held by the public on January 31, 2002 at a price of $4.50 per share, net in cash to the sellers.

Shareholders of record can tender their shares by completing and mailing the appropriate Letter of Transmittal, along with any other required documents, to the depositary, Mellon Investor Services, LLC. Where stock is held in "street name", the shareholder must contact the appropriate broker, dealer, commercial bank, trust company or other nominee in order to tender the shares.

If shareholders are unable to locate their shares, or have any questions about the tender process, they should immediately call MacKenzie Partners, Inc., the information agent for the offer, at 1-800-322-2885.

There are approximately 3.3 million shares of common stock of Paris Corporation outstanding, of which about 50% currently is owned or controlled by Dominic P. Toscani, Sr. and Gerard M. Toscani who are taking the company private. The Board of Directors, by unanimous vote, has determined that the offer is fair to, and in the best interest of, the public stockholders of Paris Corporation, and recommends that the stockholders accept the offer.

Stockholders of Paris Corporation should read the Tender Offer Statement on Schedule TO-I, as amended, which is on file with the Securities and Exchange Commission as it contains important information about the tender offer.
Investors can obtain such Tender Offer Statement on Schedule TO-I and other filed documents for free at the Securities and Exchange Commission's website at www.sec.gov.

Paris Corporation is primarily engaged in the manufacture and distribution of stock and custom business forms; mill cut, value added, and custom cut sheets; and paper handling products for small offices and home offices.

Forward Looking Statements concerning Paris Corporation's self-tender offer and its plan to go private are subject to a variety of considerations and uncertainties. The company's corporate and financial information is detailed in the company's filings with the Securities & Exchange Commission, press releases and other communications.


                                  END OF FILING